Exhibit 10.1

CREDIT AGREEMENT

between

DEEP DOWN, INC.

as Borrower

and

WHITNEY NATIONAL BANK

as Lender

As of November 11, 2008

TABLE OF CONTENTS

     Page
SCHEDULES AND EXHIBITS		iv
SECTION 1	DEFINITIONS AND TERMS.	1
1.1	Definitions	1
1.2	Interpretive Provisions	12
1.3	Accounting Terms	13
1.4	References to Documents	13
1.5	Time	13

SECTION 2	LOAN COMMITMENTS.	13
2.1	Term Facility	13
2.2	Revolving Credit Facility	13
2.3	Loan Procedure.	13
2.4	LIBOR Loans and Prime Rate Loans	14
2.5	Prepayment	14
2.6	LC Facility	15

SECTION 3	TERMS OF PAYMENT.	16
3.1	Notes and Payments	16
3.2	Term Facility	17
3.3	Revolving Credit Facility	17
3.4	Order of Application	17
3.5	Interest	17
3.6	Default Rate	18
3.7	Interest Calculations	18
3.8	Maximum Rate	18
3.9	Set off	18
3.10	Debit Account	19

SECTION 4	FEES.	19
4.1	Treatment of Fees	19
4.2	Letter of Credit Fees	19
4.3	Unused Fees	19
4.4	Closing Fee	19

SECTION 5	CONDITIONS PRECEDENT	19
5.1	Conditions to Initial Loans	19
5.2	Conditions to Term Loan	19
5.3	Conditions to All Loans	19
5.4	No Waiver	20

SECTION 6	SECURITY AND GUARANTIES	20
6.1	Collateral	20
6.2	Financing Statements	20
6.3	Guaranties	20

i

SECTION 7	REPRESENTATIONS AND WARRANTIES	20
7.1	Existence, Good Standing, and Authority to do Business	20
7.2	Subsidiaries	20
7.3	Authorization, Compliance, and No Default	20
7.4	Enforceability	20
7.5	Litigation	20
7.6	Taxes	21
7.7	Environmental Matters	21
7.8	Ownership of Assets; Intellectual Property	21
7.9	Liens	21
7.10	Debt	21
7.11	Insurance	21
7.12	Place of Business; Real Property	21
7.13	Purpose of Credit Facilities	21
7.14	Transactions with Affiliates	21
7.15	Financial Information	22
7.16	Material Agreements and Funded Debt	22
7.17	ERISA.	22

SECTION 8	AFFIRMATIVE COVENANTS	22
8.1	Items to be Furnished	22
8.2	Books, Records, Inspections, and Field Audits	23
8.3	Taxes	23
8.4	Compliance with Laws	23
8.5	Maintenance of Existence, Assets, and Business	23
8.6	Insurance	23
8.7	Environmental Laws	23
8.8	ERISA	23
8.9	Use of Proceeds	23
8.10	Application of Insurance and Eminent Domain Proceeds	24
8.11	New Subsidiaries	24
8.12	Expenses	24
8.13	Maintenance of Cash Management Agreement	24
8.14	Further Assurances	24

SECTION 9	NEGATIVE COVENANTS	26
9.1	Debt	26
9.2	Liens	26
9.3	Compliance	26
9.4	Loans and Investments	26
9.5	Dividends	26
9.6	Acquisition, Mergers, and Dissolutions	26
9.7	Assignment	27
9.8	Fiscal Year and Accounting Methods	27
9.9	Sale of Assets	27
9.10	New Businesses	27
9.11	Transactions with Affiliates	27
9.12	Payroll Taxes	27
9.13	Prepayment of Debt	27

SECTION 10	FINANCIAL COVENANTS	27
10.1	Leverage Ratio	27
10.2	Fixed Charge Coverage Ratio	27
10.3	Tangible Net Worth	28

SECTION 11	DEFAULT	28
11.1	Payment of Obligation	28
11.2	Covenants	28
11.3	Debtor Relief	28
11.4	Judgments	28
11.5	Misrepresentation	28
11.6	Default Under Other Agreements	28
11.7	Validity and Enforceability of Loan Documents	29
11.8	Swap Agreement	29
11.9	Change of Management	29
11.10	Ownership of Other Companies	29
11.11	Material Adverse Event	29

SECTION 12	RIGHTS AND REMEDIES	29
12.1	Remedies Upon Default	29
12.2	Waivers	29
12.3	No Waiver	30
12.4	Performance by Lender	30
12.5	Cumulative Rights	30

SECTION 13	MISCELLANEOUS	30
13.1	Governing Law	30
13.2	Invalid Provisions	30
13.3	Multiple Counterparts and Facsimile Signatures	30
13.4	Notice	30
13.5	Binding Effect; Survival	31
13.6	Amendments	31
13.7	Participants	31
13.8	Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances	31
13.9	Waiver of Jury Trial	31
13.10	Indemnity	31
13.11	ENTIRETY	32
13.12	Confidentiality	32
13.13	Non-Business Days	32

SCHEDULES AND EXHIBITS

SCHEDULE 1.1	Parties, Addresses, and Wiring Information
SCHEDULE 1.2	Existing Debt and Liens
SCHEDULE 3.2	Amortization Schedule
SCHEDULE 5	Conditions Precedent
SCHEDULE 7.2	Subsidiaries
SCHEDULE 7.5	Litigation
SCHEDULE 7.12	Place of Business
SCHEDULE 7.14	Transactions with Affiliates
SCHEDULE 7.16	Material Agreements
SCHEDULE 9.13	Subordinated Debt that May be Prepaid

EXHIBIT A-1	Term Note
EXHIBIT A-2	Revolving Note
EXHIBIT B	Guaranty (Corporate Guarantors)
EXHIBIT C	Loan Request
EXHIBIT D	Borrowing Base and No Default Certificate
EXHIBIT E	Compliance Certificate
EXHIBIT F	Security Agreement
EXHIBIT G	Pledge Agreement

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is entered into as of November 11, 2008, between DEEP DOWN, INC., a Nevada corporation (“Borrower”), and WHITNEY NATIONAL BANK, a national banking association (the “Lender”).

RECITALS

A.
 Borrower has requested that Lender extend credit to it in the form of a revolving credit facility in the maximum principal amount of up to $2,000,000 to be used for working capital and general corporate purposes.

B.	Borrower has requested that Lender make provision in this Agreement for a single advance term loan to be used to acquire the Properties.

C.	Lender has agreed to extend to Borrower the requested credit on the terms and conditions set out in this Agreement:

Accordingly, Borrower and Lender agree as follow:

SECTION 1 DEFINITIONS AND TERMS.

1.1  Definitions.  As used in the Loan Documents:

Affiliate means as to any Person, any other Person that directly or indirectly controls, or is controlled by, or is under common control with, that Person.  For purposes of this definition (a) “control,” “controlled by,” and “under common control with” mean possession, directly or indirectly, of power to direct (or cause the direction of) management or policies of a Person, whether through ownership of voting interests or other ownership interests, by contract, or otherwise, and (b) the term “Affiliate” includes each director or executive officer of Borrower, and each of the following as “Affiliates” of the others (i) each Guarantor, (ii) Borrower, (iii) any corporation, partnership or limited liability company whose primary shareholders, partners or members are the spouse, children or other family member of any Management Shareholder, and (iv) any trust whose primary beneficiaries are the spouse, children or other family member of any Management Shareholder.

Agreement means this Credit Agreement, and all exhibits and schedules to this Agreement, in each case as amended, supplemented or restated from time to time.

Applicable Rate means, the applicable rate for LIBOR Loans, the applicable rate for LCs, and the applicable rate for the unused fees, in each case, is based on the Leverage Ratio as follows:

Level	Leverage Ratio	Applicable Rate for LIBOR Loan	Applicable Rate for LC Fees	Applicable Rate for Unused Fees
I	Greater than 1.50 to 1.00	3.00%	2.50%	0.50%
II	Less than or equal 1.50 to 1.00 but greater than or equal to 1.00 to 1.00	2.50%	2.00%	0.375%
III	Less than 1.00 to 1.00	2.00%	1.50%	0.25%

The Applicable Rate will be determined from Borrower’s most recent Compliance Certificate (and Current Financials) received by Lender in accordance with this Agreement.  Until Lender receives the first Compliance Certificate (and Current Financials), the Applicable Rate shall be the Level I Applicable Rate.  Upon receipt of the Compliance Certificate (and Current Financials), the Applicable Rate will be in effect from the first day of the month following the due date for such Compliance Certificate (or the Current Financials) until the due date for the next Compliance Certificate (or Current Financials).  If any Compliance Certificate is (or Current Financials are) not delivered on time, the Applicable Rate from the due date of such Compliance Certificate (or Current Financials) until the date Borrower delivers such items (or until the Default Rate becomes applicable) shall be the Level III Applicable Rate.

Appraised Value means with respect to the Properties, a written statement in Proper Form independently and impartially prepared by a state-certified appraiser acceptable to Lender which complies with Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and 12 C.F.R. Section 34 (each as amended and revised from time to time) of such real property’s Fair Market Sales Value as of the date of the appraisal.  For purposes of this definition, “Fair Market Sales Value” means the amount (not less than zero) that would be paid in cash for the ownership of the applicable property in an arm’s-length transaction between an informed and willing purchaser and an informed and willing seller, neither of whom is under any compulsion to purchase or sell.  The Fair Market Sales Value shall be determined based on the assumption that the property is in good condition, properly maintained and repaired, ordinary wear and tear excepted.

Borrower means Deep Down, Inc., a Nevada corporation.

Borrowing Base means, when determined, an amount equal to 80% of Eligible Receivables, less any Reserves established by Lender and in effect at such time.

Borrowing Base Certificate means a Borrowing Base and No Default Certificate substantially in the form of Exhibit D, but containing such other information as Lender may reasonably request with respect to the amount, content, or calculation of the Borrowing Base, and which is signed by a Responsible Officer of Borrower.

Business Day means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where Lender’s Office is located and, if such day relates to any LIBOR Loan, means any such day on which banks in London are open for business and dealing in offshore dollars.

Cash Collateralize means to pledge and deposit with or deliver to Lender, as collateral for the LC Exposure, cash or deposit account balances in an amount equal to at least 105% of the face amount of all outstanding LCs pursuant to documentation in form and substance satisfactory to Lender.

Cash Management Agreement means one or more treasury management, cash management, or lockbox agreements (or a combination of such agreements) entered into by Borrower and Lender under which amounts paid to Borrower are automatically deposited into Borrower’s accounts and Borrower’s accounts with Lender are swept or debited via ACH transactions and amounts are automatically repaid under the Revolving Credit Facility, as such agreements may be amended or replaced from time to time.

Change of Management means that (a) Ronald E. Smith ceases to be chief executive officer of the Borrower, (b) Eugene L. Butler ceases to be an executive officer of the Borrower, or (c) Robert E. Chamberlain, Jr. ceases to be an executive officer of the Borrower.

Closing Date means November 11, 2008.

Collateral is defined in Section 6.1.

Commitment means Lender’s obligation and commitment under this Agreement to make Loans to Borrower.

Company or Companies means, at any time, the Borrower and its Subsidiaries.

Compliance Certificate means a certificate substantially in the form of Exhibit E signed by a Responsible Officer.

Current Financials means, when determined, the consolidated financial statements of the Companies most recently delivered to Lender under Section 8.1.

Debt means (without duplication), for any Person, (a) all obligations required by GAAP to be classified upon such Person’s balance sheet as liabilities, (b) liabilities to the extent secured (or for which and to the extent the holder of the Debt has an existing right, contingent or otherwise, to be so secured) by any Lien existing on property owned or acquired by that Person, (c) capital leases and other obligations that have been (or under GAAP should be) capitalized for financial reporting purposes, (d) all guaranties, endorsements, letters of credit, and other contingent liabilities with respect to Debt or obligations of others, and (e) the net obligation of such Person under any Swap Contract (which, on any date, shall be deemed to be the Swap Termination Value as of such date).  For purposes hereof, the Debt of any Person shall include the Debt of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Debt is expressly made non-recourse to such Person.

Debtor Relief Laws means Title 11 of the United States Code and all other applicable liquidation, conservatorship, bankruptcy, fraudulent transfer, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

Deed of Trust means each Deed of Trust in Proper Form and executed by any Company, as debtor, for the benefit of Lender, to secure the Obligation.

Default is defined in Section 11.

Default Rate means, from day-to-day, an annual rate of interest equal to the lesser of (a) LIBOR  plus 5% and (b) the Maximum Rate.

Disposition means the sale, lease, transfer, conveyance, assignment, license, or other disposition (including any sale and leaseback transaction) of any asset by any Person, including any sale, assignment, transfer, conveyance, or other disposition, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

Dollar, Dollars or $ mean lawful money of the U. S.

EBITDA means consolidated net income of the Companies, plus income taxes, plus Interest Expense, plus depreciation and amortization, plus non-cash stock-based compensation in each case to the extent subtracted in calculating net income.

Eligible Receivables means all of the Companies’ accounts in which Lender has a first priority perfected security interest and Lien for which the applicable Company’s right to receive payment is absolute and not contingent upon the satisfaction of any condition, but does not include (a) any account which is unpaid more than 90 days from its invoice date or more than 60 days from its due date, (b) any inter-Company or Affiliate account, (c) any “contra” account, or any account for which a right of set off, counterclaim, dispute, objection, complaint, defense has been asserted, (d) any account of a Governmental Authority, (e) any account arising from a “sale on approval,” “sale or return,” “consignment,” or subject to any other repurchase or return agreement, (f) any account which arises from the sale or lease to, or performance of services for, or represents an obligation of, an employee or Affiliate of any Company, (g) all accounts which represent an obligation of an account debtor of any Company when 20% or more of such Company’s accounts from such account debtor are not Eligible Receivables, (h) that portion of any account from an account debtor which represents the amount by which total accounts from such account debtor exceeds 20% of the Companies’ total accounts, (i) any accounts arising from sales of goods or services in which the performance of any Company has been bonded, (j) any account which arises out of a contract or order which, by its terms, forbids or makes void or unenforceable any assignment by any Company to Lender of the account receivable arising with respect thereto, (k) any account on cash or “COD” terms or payable by credit card, (l) any account which is a pre-billing, bill and hold, progress billing or retention receivable, (m) any account in which the account debtor obligated on such account is insolvent or the subject of any bankruptcy or insolvency proceeding of any kind, (n) any account for which there exists a discount, except regular discounts allowed in the ordinary course of business to promote prompt payment, (o) any foreign account unless (1) such account is supported by a letter of credit in Proper Form, or (2) the underlying transaction giving rise to the account has been approved by Lender in writing, (p) any account of an account debtor which has become subject (other than as a creditor or as a purchaser) to any Debtor Relief Law, (q) any account that is payable in currency other than Dollars, (r) any account of an account debtor for which there is a history (within the immediately preceding twelve months) of accounts which are unpaid for more than 90 days from their invoice date, and (s) any account that Lender in its sole discretion determines to be ineligible.  The amount of Eligible Receivables owned by an account debtor to such Company shall be reduced by the amount of all “contra accounts” and other obligations owed by Borrower or any other Company to such account debtor.  Accounts which are at any time Eligible Receivables, but which subsequently fail to meet any of the foregoing requirements shall, at such time, cease to be Eligible Receivables.

Eminent Domain Event means any Governmental Authority or any Person acting under a Governmental Authority institutes proceedings to condemn, seize or appropriate all or part of any asset of a Company.

Eminent Domain Proceeds means all amounts received by any Company as a result of any Eminent Domain Event.

Employee Plan means a pension, profit-sharing, or stock bonus plan intended to qualify under Section 401(a) of the Tax Code, maintained or contributed to by Borrower or any ERISA Affiliate, including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

Environmental Law means any Law that relates to the pollution or protection of the environment, the release of any materials into the environment, including those related to Hazardous Substances, air emissions and discharges to waste or public systems, or to health and safety.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and its related rules, regulations, and published interpretations.

ERISA Affiliate means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Tax Code (including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA).

Finance Code means, Chapter 303 of the Texas Finance Code.

Fixed Charge Coverage Ratio means, when determined, for the most recently completed four fiscal quarter period, the ratio of (a) EBITDA to (b) the sum of Interest Expense, plus the amount of principal payments made on Subordinated Debt, plus the amount of scheduled principal payments on senior Funded Debt.

Funded Debt means, when determined, (a) all Debt of the Companies for borrowed money (whether as a direct obligor on a promissory note, a reimbursement obligor on a letter of credit, a guarantor, or otherwise), and (b) all capital lease obligations of the Companies.

GAAP means generally accepted accounting principles in the U.S. set out in the opinions and pronouncements of the of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board as in effect from time to time.

Governmental Authority means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government.

Guarantor means each of, and Guarantors means all of, (a) Deep Down Inc., a Delaware corporation, ElectroWave USA, Inc., a Nevada corporation, Mako Technologies, LLC, a Nevada limited liability company, and Flotation Technologies, Inc., a Maine corporation, (b) any of Borrower’s other Subsidiaries, or (c) any other Person which signs a Guaranty.

Guaranty means a guaranty substantially in the form of Exhibit B.

Hazardous Substance means (a) any explosive or radioactive substance or waste, all hazardous or toxic substances, waste, or other pollutants, and any other substance the presence of which requires removal, remediation or investigation under any applicable Environmental Law, (b) any substance that is defined or classified as a hazardous waste, hazardous material, pollutant, contaminant, or toxic or hazardous substance under any applicable Environmental Law, or (c) petroleum, petroleum distillates, petroleum products, oil, polychlorinated biphenyls, radon gas, infectious medical wastes, and asbestos or asbestos-containing materials.

Honor Date has the meaning given such term in Section 2.6(b)(i).

ICC has the meaning given such term in Section 2.6(e).

Indemnified Liabilities is defined in Section 13.10.

Indemnitees is defined in Section 13.10.

Insurance Proceeds means all proceeds in respect of any insurance policy maintained by any Company under the terms of this Agreement.

Interest Expense means, for any period, total interest expense of the Companies for such period in respect of all outstanding Debt of the Companies, whether paid, accrued, expensed or capitalized, and includes, without limitation, all commissions, discounts, commitment fees and other fees and charges owed in respect of such Debt (after taking into account the costs or benefits under any Swap Agreement), including that portion of any lease payment under a capital lease which would be treated as interest under GAAP, and interest on Debt used to finance working capital.

Laws means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority (whether or not such orders, requests, licenses, authorizations, permits or agreements have the force of law).

LC means each standby letter of credit issued by Lender on or after the Closing Date for the account of Borrower under this Agreement and under an LC Application.

LC Application means an application and agreement for the issuance or amendment of a standby letter of credit for the account of Borrower in the form from time to time in use by Lender.

LC Borrowing means an extension of credit under the Revolving Credit Facility resulting from a drawing under any LC which has not been timely reimbursed by Borrower.

LC Committed Amount means $2,000,000 which is part of, and not in addition to, the Revolving Committed Amount.

LC Credit Extension means, with respect to any LC, the issuance, extension of the expiry date, amendment, renewal, or increase of the amount of such LC.

LC Exposure means, at any time and without duplication, the sum of (a) the aggregate undrawn maximum face amount of each LC at such time, plus (b) the aggregate unpaid obligations of Borrower to reimburse the issuer for amounts paid by the issuer under LCs issued under Section 2.6.

LC Facility means the facility for the issuance of LCs, as described in Section 2.6.

LC Fee is defined in Section 4.2.

Lender’s Office means Lender’s address, and, as appropriate, account as set out on Schedule 1.1, or such other address or account as Lender may from time to time notify Borrower.

Leverage Ratio means, as of any date of determination, the ratio of (a) the consolidated Funded Debt of all Companies as of such date to (b) consolidated EBITDA of all Companies for the period of the four fiscal quarters most recently ended.

LIBOR means, when determined, the rate per annum equal to British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by Lender from time to time) at approximately 11:00 a.m. London time two (2) Business Days before the date of determination, for Dollar deposits (for delivery on the Loan Date) with a term of one month (and as adjusted from time to time in the Lender’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs).  If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by Lender.

LIBOR Loan means a Loan bearing interest based on LIBOR.

Lien means any lien (statutory or other), mortgage, security interest, financing statement, collateral assignment, pledge, assignment, charge, hypothecation, deposit arrangement, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing), or encumbrance of any kind, and any other right of or arrangement with any creditor (whether based on common law, constitutional provision, statute or contract) to have its claim satisfied out of any property or assets, or their proceeds, before the claims of the general creditors of the owner of the property or assets.

Litigation means any action by or before any Governmental Authority, arbitrator, or arbitration panel.

Loan means any amount disbursed by Lender (a) to, or on behalf of, Borrower under the Loan Documents, whether or not such amount constitutes an original disbursement of funds, or (b) in accordance with, and to satisfy the obligations of Borrower under, any Loan Document.

Loan Date means for any Loan requested by a Borrower under a Loan Request, the date on which funds are to be transferred to, or made available to, Borrower.

Loan Documents means (a) this Agreement, certificates and requests delivered under this Agreement, and exhibits and schedules to this Agreement, (b) the Notes, (c) all Guaranties, (d) the Security Documents, (e) all Swap Contracts, (f) all other agreements, documents, and instruments in favor of Lender ever delivered in connection with or under this Agreement, and (g) all renewals, extensions, amendments, modifications, supplements, restatements, and replacements of, or substitutions for, any of the foregoing.

Loan Request means a request substantially in the form of Exhibit C.

Management Shareholder means each of, and Management Shareholders means all of, Eugene L. Butler, Ronald E. Smith, and Robert E. Chamberlain, Jr.

Material Adverse Event means any circumstance or event that, individually or collectively with other circumstances or events, could reasonably be expected to result in (a) impairment of the ability of any Company to perform any of its payment or other material obligations under any Loan Document, (b) impairment of the ability of Lender to enforce any Company’s material obligations, or Lender’ rights, under any Loan Document, (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Company of any Loan Document to which it is a party, (d) a material and adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) of any Company as represented in the initial financial statements delivered to Lender on or about the Closing Date in respect of such Company, and (e) a material and adverse change in, or a material adverse effect upon, the operations of the Companies, taken as a whole (excluding general economic conditions that do not have a disproportion of impact on the Companies taken as a whole).

Material Agreement means, for any Person, any agreement (excluding purchase orders for material or inventory in the ordinary course of business) to which that Person is a party by which that Person is bound, or to which any assets of that Person may be subject, and that is not cancelable by that Person upon 30 or fewer days’ notice without liability for further payment other than nominal penalty, and that requires that Person to pay more than $250,000 in the aggregate during the term of such agreement.

Maximum Amount and Maximum Rate respectively mean the maximum non-usurious amount and the maximum non-usurious rate of interest that, under applicable Law, Lender is permitted to contract for, charge, take, reserve or receive on the Obligation.

Moody’s means Moody’s Investors Service, Inc. and any successor thereto.

Net Proceeds means with respect to (a) any Disposition of any asset by any Person, the aggregate amount of cash and non-cash proceeds from such Disposition received by, or paid to or for the account of, such Person, net of customary and reasonable out-of-pocket costs, fees, and expenses, (b) with respect to the issuance of equity securities, debt securities, Subordinated Debt, or similar instruments, or the incurrence of Debt, the cash and non-cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection with such issuance, (c) Insurance Proceeds, the aggregate amount of such cash proceeds received by, or paid to or for the account of, such Person, net of customary and reasonable legal fees, out-of-pocket expenses, fees and expenses, and (d) Eminent Domain Proceeds, the aggregate amount of such cash proceeds received by, or paid to or for the account of, such Person, net of customary and reasonable legal fees, out-of-pocket costs, fees and expenses. Non-cash proceeds include any proceeds received by way of deferred payment of principal pursuant to a note, installment receivable, purchase price adjustment receivable, or otherwise, but only as and when received.

Net Worth means, when determined, (a) the aggregate amount at which all assets of the Companies would be shown on a consolidated balance sheet at such date, less (b) Total Liabilities of the Companies.

Notes means the Term Note and Revolving Note.

Obligation means all present and future Debt, liabilities and obligations (including the Loans, LC Borrowings, and the obligations under any Swap Contract), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, and all renewals, increases and extensions thereof, or any part thereof, now or in the future owed to Lender by any Company under any Loan Document, together with all interest accruing thereon, reasonable fees, costs and expenses payable under the Loan Documents or in connection with the enforcement of rights under the Loan Documents, including (a) fees and expenses under Section 8.12, and (b) interest and fees that accrue after the commencement by or against any Company or any Affiliate thereof of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

Participant has the meaning given such term Section 13.7.

Permitted Debt means (a) the Obligation,  (b) Debt arising from endorsing negotiable instruments for collection in the ordinary course of business, (c) purchase money Debt and capital lease obligations incurred in the ordinary course of business which, in the aggregate do not exceed $250,000, (d) Debt among the Companies and guaranties by any Company of Permitted Debt, (e) Debt existing on the Closing Date and described on Schedule 1.2, (f) indemnities arising under agreements entered into by any Company in the ordinary course of business, (g) trade payables, Tax liabilities and other current liabilities incurred in the ordinary course of business, (h) any Debt approved in writing by Lender after the Closing Date, and (i) if Borrower requests in writing that Lender increase the amount of its Commitment or approve additional credit extensions to Borrower and Lender declines to do so, Borrower may obtain Funded Debt from a third party in an amount equal to or less than the amount of the credit requested pursuant to such written request.

Permitted Investments means (a) marketable obligations backed by the full faith and credit of the U.S. (and investments in mutual funds investing primarily in those obligations), (b) certificates of deposit or banker’s acceptances that are fully insured by the Federal Deposit Insurance Corporation and are issued by Lender, (c) cash or cash equivalents, (d) eurodollar time deposits or investments managed by Lender, (e) commercial paper and similar obligations rated “P-1” or better by Moody’s or “A-1” or better by S&P, (f) investments in securities purchased by any Company under repurchase obligations pursuant to which arrangements are made with selling financial institutions (being a financial institution having unimpaired capital and surplus of not less than $500,000,000 and with a rating of “A-1” by S&P or “P-1” by Moody’s) for such financial institutions to repurchase such securities within 30 days from the date of purchase by such Company, and other similar short term investments made in connection with the Company’s cash management practices, (g) non-cash proceeds from Dispositions permitted under Section 9.9, (h) investments by any Company in its wholly-owned Subsidiaries which are Guarantors, and (i) cash or cash equivalents on deposit with, or issued by, Lender.

Permitted Liens means (a) Liens securing the Obligation, (b) Liens existing on the Closing Date and described on Schedule 1.2, (c) Liens which secure purchase money Debt and capital lease obligations permitted under clause (c) of the definition of Permitted Debt, (d) easements, rights -of-way, encumbrances and other restrictions on the use of real property which do not materially impair the use thereof, (f) Liens for Taxes; provided that, (i) no amounts are due and payable and no Lien has been filed or agreed to, or (ii)  the validity or amount thereof is being contested in good faith by lawful proceedings diligently conducted, and reserve or other provision required by GAAP has been made, (g) judgments and attachments permitted by Section 11.4, (h) pledges or deposits made to secure payment of workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits or to participate in any fund in connection with workers’ compensation, unemployment insurance, pensions or other social security programs, (i) rights of offset or statutory banker’s Liens arising in the ordinary course of business in favor of commercial banks; provided that, any such Lien shall only extend to deposits and property in possession of such commercial bank and its Affiliates, (j) good-faith pledges or deposits made in the ordinary course of business to secure (i) performance of bids, tenders, trade contracts (other than for the repayment of borrowed money) or leases, (ii) statutory obligations, or (iii) surety or appeal bonds, or indemnity, performance or other similar bonds, which, in the aggregate under this clause (j), do not exceed $50,000 at any time, (k) Liens (other than for Taxes) imposed by operation of law (including Liens of mechanics, materialmen, warehousemen, carriers and landlords and similar Liens); provided that, (i) the validity or amount thereof is being contested in good faith by lawful proceedings diligently conducted, (ii) reserve or other provision required by GAAP has been made, and (iii) within 60 days after the entry thereof, levy and execution thereon have been (and continue to be) stayed or payment thereof is covered in full by insurance (subject to the customary deductible), (l) Liens which secure any Company’s obligations under any lease for equipment used by such Company in the ordinary course of its business, and (m) Liens which secure the Funded Debt permitted under clause (i) of the definition of Permitted Debt.

Person means any individual, partnership, limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, syndicate, Governmental Authority or other entity or organization of whatever nature.

PGBC means Pension Benefit Guaranty Corporation, or any successor thereof, established under ERISA.

Pledge Agreement means each Pledge Agreement in substantially the form of Exhibit G, and executed by any Company, as pledgor, and by Lender, as secured party, granting Lender a Lien on, and security interest in, among other things, such Person’s equity interests in any Company or its Subsidiaries.

Potential Default means the occurrence of any event or the existence of any circumstance that would, with the giving of notice or lapse of time or both, become a Default.

Prime Rate means for any day the fluctuating rate of interest equal to the highest rate published from time to time in the “Money Rates” section of The Wall Street Journal as the Prime Rate for such day (or, if such source is not available, such alternate source as the determined by Lender).  The Prime Rate is a reference rate and may not be the lowest or the best rate actually charged to any customer.  Lender may price loans to its customers at, above, or below the Prime Rate.

Prime Rate Loan means any loan which bears interest based on the Prime Rate.

Proper Form means in form and substance satisfactory to Lender and its legal counsel.

Property means each of (and Properties means all of) the (a) the 4.9106 acres located at 15473 Interstate Highway No. 10 (aka East Freeway), Channelview, Texas 77530, and (b) 3.306 acres located at 15473 East Freeway, Channelview, Texas 77530.

Representatives means agents, representatives, officers, directors, employees, consultants, contractors and attorneys.

Responsible Officer means the president, chief executive officer, or chief financial officer of Borrower.

Revolving Committed Amount means $2,000,000.

Revolving Credit Availability means, when determined, the excess of (a) the Revolving Credit Limit over (b) the Revolving Credit Exposure.

Revolving Credit Exposure means, when determined, the sum of (a) the Revolving Principal Amount, and (b) the LC Exposure.

Revolving Credit Facility is defined in Section 2.2.

Revolving Credit Limit means the lesser of (a) the Revolving Committed Amount and (b) the Borrowing Base.

Revolving Credit Termination Date means the earlier of (a) November 11, 2010, or (b) the effective date that Lender’s Commitment to make Loans under the Revolving Credit Facility is otherwise canceled or terminated in accordance with Section 12 of this Agreement or otherwise.

Revolving Note means a promissory note substantially in the form of Exhibit A-2, executed by Borrower and made payable to Lender and all renewals, extensions, modifications, amendments, supplements, restatements, and replacements of, or substitutions for, that promissory note.

Revolving Principal Amount means, when determined, the outstanding principal balance of the Revolving Note.

S&P means Standard & Poor’s Ratings Group (a division of The McGraw-Hill Companies, Inc.).

Security Agreement means each Security Agreement in substantially the form of Exhibit F, and executed by any Company, as debtor, and by Lender, as secured party, granting Lender a Lien on, and security interest in, among other things, such Company’s accounts receivable, inventory, equipment, goods, general intangibles, intellectual property, chattel paper, instruments, and documents.

Security Documents means all Security Agreements, Deeds of Trust, Pledge Agreements, and all documents executed in connection therewith to create or perfect a Lien on the Collateral.

Subordinated Debt means Debt which is contractually subordinated in right of payment, collection, enforcement and lien rights to the prior payment in full of the Obligation on terms satisfactory to Lender, and includes Debt in the form of subordinated convertible debentures or subordinated promissory notes.

Subsidiary of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the voting interests are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person.  Unless otherwise specified, all references in this Agreement or the Loan Documents to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or to Subsidiaries of Borrower.

Swap Contract means, to the extent any Company and Lender or an Affiliate of Lender is a party thereto, (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

Swap Termination Value means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include Lender or any Affiliate of Lender).

Tangible Net Worth means, when determined, the Companies’ consolidated Net Worth after deducting capitalized interest, debt discount and expense, goodwill, patents, trademarks, copyrights, franchises, licenses and such other assets as are properly classified as “intangible assets”.

Tax Code means the Internal Revenue Code of 1986, as amended, and related rules, regulations and published interpretations.

Taxes means, for any Person, taxes, assessments or other governmental charges or levies imposed upon that Person, its income, or any of its properties, franchises or assets.

Term Committed Amount means $0.00.

Term Facility is defined in Section 2.1.

Term Loan Closing Date means the date in which all the conditions set out in Section 5.2 have been satisfied.

Term Maturity Date means the earlier of (a) the fifth anniversary of the Term Loan Closing Date, and (b) the acceleration of maturity of the Term Facility in accordance with Section 12 of this Agreement.

Term Note means a promissory note substantially in the form of Exhibit A-1, executed by Borrower and made payable to Lender in the original principal amount of the Term Committed Amount, together with all renewals, extensions, modifications, amendments, supplements, restatements and replacements of, or substitutions for, each such promissory note.

Term Principal Amount means, when determined, the outstanding principal balance of the Term Note.

Total Liabilities means, when determined, all obligations required by GAAP to be classified as liabilities upon the Companies’ consolidated balance sheet, including the aggregate amount of all Debt, liabilities (including tax and other proper accruals) and reserves of the Companies.

UCC means the Uniform Commercial Code, as adopted in Texas and as amended from time to time.

Unreimbursed Amount is defined in Section 2.6(b)(i).

U.S. means United States of America.

voting interests of any Person means the capital stock (or other equity interest) of such Person having ordinary voting power for the election of directors (or other governing body).

1.2  Interpretive Provisions.

(a) Terms used but not defined in this Agreement, but which are defined in the UCC, have the meaning given them in the UCC.

(b) The meanings of words and defined terms are equally applicable to the singular and plural forms of the defined terms and words.  Defined terms in respect of one gender include each other gender where appropriate.  Derivatives of defined terms have corresponding meanings.

(c) Any conflict or ambiguity between this Agreement and any other Loan Document is controlled by the terms and provisions of this Agreement.

(d) The headings and captions used in this Agreement and the other Loan Documents are for convenience only and will not be deemed to limit, amplify or modify the terms of this Agreement or the Loan Documents.

(e) Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears, unless otherwise indicated.

(f) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(g) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision of such Loan Document.

(h) The term “including” is by way of example and not limitation.

1.3  Accounting Terms.

(a) All accounting terms not specifically or completely defined in this Agreement shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, with all accounting principles being consistently applied from period to period and on a basis consistent with the most recent audited consolidated financial statements of Borrower and its Subsidiaries. All accounting and financial terms and financial calculations (including the calculation of all financial covenants, ratios, and related definitions) in respect of Borrower are on a consolidated basis for all Companies, unless otherwise indicated.

(b) If at any time any change in GAAP would affect the computation of any financial ratio or requirement set out in any Loan Document, and Borrower or Lender shall so request, Lender and Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of Lender); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP as in effect prior to such change and (ii) Borrower shall provide to Lender financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.4  References to Documents.

Unless otherwise expressly provided in this Agreement, (a) references to corporate formation or governance documents, contractual agreements (including this Agreement and the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

1.5  Time.

Unless otherwise indicated, all time references (e.g., 11:00 a.m.) are to Central time (daylight or standard, as applicable).

SECTION 2 LOAN COMMITMENTS.

2.1  Term Facility.

Subject to the terms and conditions of this Agreement, Lender agrees to make a term loan to Borrower in an amount equal to the Term Committed Amount in a single Loan on the Term Loan Closing Date which, when paid or prepaid, may not be reborrowed (the “Term Facility”).

2.2  Revolving Credit Facility.

Subject to the terms and conditions of this Agreement, Lender agrees to make Loans to Borrower from time to time, on any Business Day on or after the Closing Date and prior to the Revolving Credit Termination Date, which Borrower may borrow, repay, and reborrow under this Agreement, provided that, (a) no such Loan may exceed the Revolving Credit Availability, and (b) the Revolving Credit Exposure may not at any time exceed the Revolving Credit Limit (the “Revolving Credit Facility”).

2.3  Loan Procedure.

(a) Subject to compliance with Section 5, Borrower may request a Loan under the Revolving Credit Facility or the Term Facility by submitting a Loan Request to Lender.  A Loan Request is irrevocable and binding on Borrower.  Each Loan Request must be received by Lender no later than 12:00 noon on the proposed Loan Date.  Each Loan under the Revolving Credit Facility is subject to the following conditions:

(i) each Loan under the Revolving Credit Facility must occur on a Business Day no later than the Business Day immediately preceding the Revolving Credit Termination Date,

(ii) each Loan (unless the remaining amount under clause (iv) below is less) must be in an amount not less than $100,000 or a greater integral multiple of $10,000;

(iii) no Loan under the Revolving Credit Facility may exceed the Revolving Credit Availability, and

(iv) after giving effect to any Loan under the Revolving Credit Facility, the Revolving Credit Exposure may not exceed the Revolving Credit Limit.

(b) While a Cash Management Agreement that sweeps or debits Borrower’s accounts and automatically repays the Revolving Credit Facility is in effect, Borrower may borrow, repay, and re-borrow under the Revolving Credit Facility under the terms of the Cash Management Agreement without notice and without minimum repayment amounts.  Borrower hereby authorizes Lender to honor all checks or other drafts received against the accounts subject to the Cash Management Agreement.

2.4  LIBOR Loans and Prime Rate Loans.  As long as LIBOR is available, all loans shall be outstanding as LIBOR Loans.  If LIBOR is not available, all loans shall be converted to and should be outstanding as Prime Rate Loans until LIBOR is once again available and then all loans shall be converted to LIBOR Loans.

2.5  Prepayment

(a) Subject to Section 2.5(b), Borrower may voluntarily pay or prepay all or any part of the Term Principal Amount, or the Revolving Principal Amount, without premium or penalty, at any time, and while no Cash Management Agreement is in place, subject to the following conditions:

(i) Lender must receive Borrower’s written or telephonic prepayment notice by 10:00 a.m. on the prepayment date;

(ii) Borrower’s prepayment notice shall (A) specify the prepayment date, (B) specify the amount of the Loan to be prepaid, and (C) indicate whether the Revolving Principal Amount, or Term Principal Amount is to be repaid;

(iii) each partial prepayment must be in a minimum amount of not less than (A) $100,000 or a greater integral multiple of $10,000 or (B) if less than the minimum amount, the outstanding balance of the Revolving Principal Amount or Term Principal Amount, as applicable;

(iv) all accrued and unpaid interest on the portion of the Revolving Principal Amount or Term Principal Amount prepaid must also be paid in full on the prepayment date; and

(v) each partial prepayment of the Term Facility shall be applied to the scheduled principal payments in the inverse order of their maturity.

(b) All prepayments under this Section 2.5 shall be without premium or penalty.

(c) If the Term Principal Amount ever exceeds the Term Committed Amount, then Borrower shall promptly prepay the Term Principal Amount in an amount equal to the excess, together with all accrued and unpaid interest on the principal amount prepaid.

(d) If the Revolving Credit Exposure at any time exceeds the Revolving Credit Limit, then Borrower shall repay the Revolving Principal Amount (or if no Revolving Principal Amount is outstanding, Cash Collateralized the LC Exposure), in at least the amount of that excess, together with all accrued and unpaid interest on the principal amount so repaid.

(e) On the date such amounts are received by, or for the account of, Borrower, the following amounts shall be paid to Lender in the form received with any endorsement or assignment and shall be applied to the Term Principal Amount in accordance with this Section 2.5, (i) 100% of the Net Proceeds from the issuance of any Subordinated Debt, and (ii) 100% of the Net Proceeds from the Disposition of any asset not permitted by Section 9.9.  The non-cash portion of all Net Proceeds Lender is entitled to receive under this Section 2.5, shall be pledged to Lender concurrently with the applicable Disposition.

(f) Unless otherwise specified in this Agreement, prepayments under this Section 2.5 shall be applied first to the prepayment of the outstanding Term Principal Amount, and shall be applied to the scheduled principal payments in the inverse order of their maturity until the Term Principal Amount is paid in full.

(g) After proper application of all proceeds under this Section 2.5, any remaining proceeds shall be applied (A) first, to repay the Revolving Credit Facility, with the proceeds being applied in accordance with Section 3.4, (B) to Cash Collateralize all LC Exposure, and (C) the excess, if any, being payable to Borrower.

2.6  LC Facility.

(a) The LC Commitment.

(i) Subject to the terms and conditions set out in this Agreement, Lender agrees, (A) from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date, to issue LCs for the account of Borrower, and to amend or renew LCs previously issued by it, in accordance with subsection (b) below, and (B) to honor drafts under the LCs; provided that, Lender shall not be obligated to make any LC Credit Extension with respect to any LC, if, as of the date of and after giving effect to, such LC Credit Extension, the Revolving Credit Exposure would exceed the Revolving Credit Limit.  Within the foregoing limits, and subject to the terms and conditions hereof, Borrower’s ability to obtain LCs shall be fully revolving, and accordingly Borrower may, prior to the LC Termination Date, obtain LCs to replace LCs that have expired or that have been drawn upon and reimbursed.

(ii) Lender shall be under no obligation to issue any LC if:

(A) the expiry date of such requested LC would occur after the Revolving Credit Termination Date, unless Lender has approved such expiry date;

(B) the issuance of such LC would violate one or more policies of Lender; or

(C) it is denominated in a currency other than Dollars.

(iii) Lender shall be under no obligation to amend any LC if (A) Lender would have no obligation at such time to issue such LC in its amended form under the terms of this Agreement, or (B) the beneficiary of such LC does not accept the proposed amendment to such LC.

(b) Drawings and Reimbursements.

(i) Upon receipt from the beneficiary of any LC of any notice of a drawing under such LC, Lender shall notify Borrower thereof.  Not later than 12:00 noon on the date of any payment by Lender under an LC (each such date, an “Honor Date”), Borrower shall reimburse Lender in an amount equal to the amount of such drawing.  If Borrower fails to so reimburse Lender by such time, Borrower shall be deemed to have requested a Loan under the Revolving Credit Facility to be disbursed on the Honor Date in an amount equal to the amount of the unreimbursed drawing (the “Unreimbursed Amount”), without regard to any minimum Loan amount or to the conditions set out in Section 5.  Any notice given by Lender pursuant to this Section 2.6(b)(i) may be given by telephone if immediately confirmed in writing; provided that, the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) With respect to any Unreimbursed Amount that is deemed to be fully refinanced by a Loan under the Revolving Credit Facility at a time when, after giving effect to such Loan, the Revolving Credit Exposure would exceed the Revolving Credit Limit (or a Potential Default or a Default exists), Borrower shall be deemed to have incurred from Lender an LC Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which LC Borrowing shall be deemed to be an overadvance and shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate.

(c) Obligations Absolute. The obligation of Borrower to reimburse Lender for each drawing under each LC and to repay each LC Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, Borrower shall promptly examine a copy of each LC and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with Borrower’s instructions or other irregularity, Borrower will immediately notify Lender.  Borrower shall be conclusively deemed to have waived any such claim against Lender and its correspondents unless such notice is given.

(d) Cash Collateral.  Upon the request of Lender, (i) if Lender has honored any full or partial drawing request under any LC and such drawing has resulted in an LC Borrowing which constitutes an overadvance, (ii) Lender has approved the issuance of an LC with an expiry date which expires after the LC Termination Date, or (iii) if, as of the LC Termination Date, any LC for any reason remains outstanding and partially or wholly undrawn, Borrower shall immediately Cash Collateralize the then outstanding LC Exposure (in an amount equal to the excess of the Revolving Credit Exposure over the Revolving Credit Limit, determined as of the date of such LC Borrowing or the LC Termination Date, as the case may be).  Borrower hereby grants to Lender, a security interest in and Lien upon all such cash, deposit accounts and all balances therein and all proceeds of the foregoing cash collateral shall be maintained in blocked, non-interest bearing deposit accounts at Lender.

(e) Applicability of ISP98 and UCP. Unless otherwise expressly agreed by Lender and Borrower when an LC is issued, (i) the rules of the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby LC, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce (the “ICC”) at the time of issuance shall apply to each commercial LC.

(f) Conflict with LC Application.  In the event of any conflict between the terms hereof and the terms of any LC Application, the terms hereof shall control.

SECTION 3 TERMS OF PAYMENT.

3.1  Notes and Payments.

(a) The Loan under the Term Facility shall be evidenced by the Term Note.  The Loans under the Revolving Credit Facility shall be evidenced by the Revolving Note.

(b) Borrower must make each payment on the Obligation, without offset, counterclaim or deduction to Lender’s Office, in funds that will be available for immediate use by Lender by 12:00 noon on the day due.  Payments received after such time (and payments received on a day which is not a Business Day) will be deemed received on the next Business Day but interest shall continue to accrue during such period.

3.2  Term Facility.

(a) Accrued and unpaid interest on the Loan made under the Term Facility is due and payable monthly in arrears beginning on the first day of the first calendar month after the Term Loan Closing Date and continuing on the first day of each month thereafter.

(b) Principal payments on the Loan made under the Term Facility are due and payable monthly beginning on the first day of the first month after the Term Loan Closing Date, and continuing on the first day of each month thereafter in the respective amounts set out on Schedule 3.2.

(c) All outstanding principal and all accrued and unpaid interest in respect of the Term Facility is due and payable on the Term Maturity Date.

3.3  Revolving Credit Facility.

(a) Accrued and unpaid interest on the Revolving Principal Amount is due and payable monthly in arrears beginning December 1, 2008, and continuing on the first day of each month thereafter through the Revolving Credit Termination Date.

(b) The Revolving Principal Amount and all accrued and unpaid interest thereon is due and payable on the Revolving Credit Termination Date.

3.4  Order of Application.

(a) All payments and prepayments shall be applied as specified in this Agreement and, if not specified, shall be applied in the following order: (i) to all fees, expenses, late charges, collection costs, and other charges, costs and expenses for which Lender has not been paid or reimbursed under the Loan Documents, (ii) accrued and unpaid interest on the Notes in the order Lender elects, (iii) to the remaining outstanding principal balance of the Notes in the order Lender elects, and (iv) to the remaining Obligation in the order and manner Lender deems appropriate in its sole discretion.

(b) All proceeds from the exercise of any rights shall be applied at Lender’s discretion among principal, interest, fees, expenses, late charges, collection costs, and other charges, costs and expenses, for which Lender has not been paid or reimbursed under the Loan Documents.

3.5  Interest.  Except as otherwise provided in this Agreement,

(a) Loans under this Agreement shall accrue interest at an annual rate equal to the lesser of (i) (A) for LIBOR Loans, the sum of LIBOR plus the Applicable Rate, and (B) for Prime Rate Loans, the Prime Rate, and (ii) the Maximum Rate.

(b) Each change in LIBOR, the Prime Rate, or the Maximum Rate is effective has of the date of such change without notice to Borrower or any other Person.  Generally, LIBOR shall be set for each month on the first day of such month.

3.6  Default Rate.  To the extent permitted by Law, while a Default exists, the Obligation shall accrue interest at the lesser of (a) the Default Rate and (b) the Maximum Rate, until all past due amounts are paid (whether payment is made before or after entry of a judgment or the Default is otherwise cured or waived).  Subject to Section 3.8, if a Default exists, Lender may, in its sole discretion, to the extent permitted by Law, add accrued and unpaid interest to the outstanding principal amount of all Loans and such amount will accrue interest until paid at the applicable interest rate.

3.7  Interest Calculations.  Interest on Loans and on the amount of all fees and other amounts due under the Loan Documents will be calculated on the basis of actual number of days elapsed (including the first day but excluding the last day), but computed as if each calendar year consisted of 360 days (unless computation would result in an interest rate in excess of the Maximum Rate, in which event the computation is made on the basis of a year of 365 or 366 days, as the case may be).  All interest rate determinations and calculations by Lender are conclusive and binding, absent manifest error.

3.8  Maximum Rate.  It is the intention of the parties to comply with applicable usury laws.  The parties agree that the total amount of interest contracted for, charged, collected or received by Lender under this Agreement shall not exceed the Maximum Rate.  To the extent, if any, that Chapter 303 of the Texas Finance Code (the “Finance Code”) is relevant to Lender for purposes of determining the Maximum Rate, the parties elect to determine the Maximum Rate under the Finance Code pursuant to the “weekly ceiling” from time to time in effect, as referred to and defined in § 303.001-303.016 of the Finance Code; subject, however, to any right Lender subsequently may have under applicable law to change the method of determining the Maximum Rate.  Notwithstanding any contrary provisions contained herein, (a) the Maximum Rate shall be calculated on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be; (b) in determining whether the interest hereunder exceeds interest at the Maximum Rate, the total amount of interest shall be spread throughout the entire term of this Agreement until its payment in full; (c) if at any time the interest rate chargeable under this Agreement would exceed the Maximum Rate, thereby causing the interest payable under this Agreement to be limited to the Maximum Rate, then any subsequent reductions in the interest rate(s) shall not reduce the rate of interest charged under this Agreement below the Maximum Rate until the total amount of interest accrued from and after the date of this Agreement equals the amount of interest which would have accrued if the interest rate(s) had at all times been in effect; (d) if Lender ever charges or receives anything of value which is deemed to be interest under applicable Texas law, and if the occurrence of any event, including acceleration of maturity of obligations owing to Lender, should cause such interest to exceed the maximum lawful amount, any amount which exceeds interest at the Maximum Rate shall be applied to the reduction of the unpaid principal balance of all Loans under this Agreement or any other indebtedness owed to Lender by Borrower, and if this Agreement and such other indebtedness are paid in full, any remaining excess shall be paid to the applicable Borrower; and (e) Chapter 346 of the Finance Code shall not be applicable to this Agreement or the indebtedness outstanding hereunder.

3.9  Set off.  While a Default exists, Lender (and each of its Affiliates) is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply (a) any and all deposits (general or special, time or demand, provisional or final) at any time held by Lender (or its Affiliates) and (b) any other Debt at any time owing by Lender (or any of its Affiliates) to or for the credit or the account of any Company, against the Obligation even if Lender has not made demand under this Agreement and the Obligation is unmatured.  Lender agrees to promptly notify the applicable Company after any such set off and application is made; provided that, the failure to give such notice shall not affect the validity of such set off and application.  The rights of Lender under this Section 3.9 are in addition to other rights and remedies (including other rights of set off) that Lender may have.

3.10  Debit Account.  Borrower agrees that the interest and principal payments and any fees will be deducted automatically on the due date from such of Borrower’s accounts with Lender as designated in writing by Borrower.  This authorization shall not affect the obligation of Borrower to pay such sums when due, without notice, if there are insufficient funds in such account to make such payment in full on the due date thereof, or if Lender fails to debit such account.

SECTION 4 FEES.

4.1  Treatment of Fees.  To the extent permitted by Law, the fees described in this Section 4 (a) do not constitute compensation for the use, detention, or forbearance of money, (b) are in addition to, and not in lieu of, interest and expenses otherwise described in this Agreement or in any other Loan Document, (c) are non-refundable, (d) accrue interest, if not paid when due, at the Default Rate, and (e) are calculated on the basis of actual number of days elapsed (including the first day but excluding the last day), but computed as if each calendar year consisted of 360 days (unless computation would result in an interest rate in excess of the Maximum Rate, in which event the computation is made on the basis of a year of 365 or 366 days, as the case may be).  The fees described in this Section 4 are in all events subject to the provisions of Section 3.8.

4.2  Letter of Credit Fees.  Borrower shall pay to Lender, a letter of credit fee (the “LC Fee”) for each LC in an amount equal to (a) the Applicable Rate multiplied by (b) the maximum daily amount available to be drawn under such LC.  LC Fees shall be (a) computed on a quarterly basis in advance and (b) due and payable on the first Business Day of each April, July, October and January, commencing with the first such date to occur after the issuance of such LC, on the Revolving Credit Termination Date, and thereafter on demand.  In addition, Borrower shall pay to Lender an issuance fee equal to $500, and all other applicable fees customarily charged by its letter of credit department.

4.3  Unused Fees.  Borrower shall pay to Lender, a fee in an amount equal to (a) the Applicable Rate multiplied by (b) the actual daily amount by which the Revolving Committed Amount exceeds the Revolving Credit Exposure, which fee shall be due and payable quarterly in arrears, on the first day of each April, July, October and January (beginning January 1, 2009) until the Revolving Credit Termination Date.

4.4  Closing Fee.  On the Closing Date, Borrower shall pay to Lender for its own account an upfront closing fee in the amount of $10,000 for the Revolving Credit Facility.  Such fee shall be fully earned when paid and shall not be refundable for any reason whatsoever.

SECTION 5 CONDITIONS PRECEDENT.

5.1  Conditions to Initial Loans.  This Agreement will become effective once all parties have executed and delivered this Agreement. Lender will not be obligated to make the initial Loan or issue the initial LC until (i) Lender has received all of the items described on Schedule 5, each in Proper Form, (ii) Lender has received a field audit in proper form, and (iii) Borrower has established with Lender an operating account acceptable to Borrower and Lender.

5.2  Conditions to Term Loan.  Lender shall not be obligated to make the Loan under the Term Facility until (a) Lender has received appropriate credit approval to make such Loan, (b) Borrower and Lender have executed an amendment to this Agreement implementing the terms of Lender’s approval for the Term Facility, and (c) Lender has received for each Property (with each in Proper Form) an environmental site assessment, a title commitment and survey, and an appraisal.

5.3  Conditions to All Loans.  Lender will not be obligated to make any Loan unless on the applicable Loan Date (and after giving effect to the requested Loan):  (a) Lender has timely received a Loan Request, (b) all of the representations and warranties of the Companies in the Loan Documents are true and correct in all material respects (except to the extent that the representations and warranties speak to a specific date), (c) Lender has received and continues to maintain evidence of insurance as set out in Section 8.6 (including certificates and endorsements), (d) no Material Adverse Event exists, and (e) no Default or Potential Default exists or will result from such funding, issuance, amendment or renewal.  Each Loan Request delivered to Lender constitutes the representation and warranty by the Companies that the statements in clauses (b), (c), (d), and (e) above are true and correct in all material respects.

5.4  No Waiver.  Each condition precedent in this Agreement (including matters listed on Schedule 5) is material to the transactions contemplated by this Agreement, and time is of the essence with respect to each condition precedent.  Lender may make any Loan without all conditions being satisfied, but such Loan shall not be deemed a waiver of any condition precedent for any subsequent Loan.

SECTION 6 SECURITY AND GUARANTIES.

6.1  Collateral.  The complete payment and performance of the Obligation shall be secured by all of the items and types of property described as “Collateral” in the Security Agreement, and as “Mortgaged Property” in the Deed of Trust (collectively, the “Collateral”).  Each Company shall execute all applicable Security Documents necessary to pledge all of the Collateral it owns.

6.2  Financing Statements.  Each Company hereby authorizes Lender to file in Proper Form, if requested, financing statements, continuation statements, or termination statements, or take other action reasonably requested by Lender relating to the Collateral, including any Lien search required by Lender.

6.3  Guaranties.  Each Guarantor shall guaranty the complete payment and performance of the Obligation by executing and delivering a Guaranty to Lender on the Closing Date.  Each other Company (other than Borrower) shall execute and deliver to Lender a Guaranty in Proper Form within 30 days after such Company is created or acquired.

SECTION 7 REPRESENTATIONS AND WARRANTIES.  Each Company represents and warrants to Lender as follows:

7.1  Existence, Good Standing, and Authority to do Business.  Borrower is a corporation, duly organized and validly existing and in good standing under the Laws of the jurisdiction in which it is organized.  Each other Company is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is organized.  In each state in which each Company does business and the nature and extent thereof requires it to be duly qualified to transact business in such state, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

7.2  Subsidiaries.  Schedule 7.2 lists the name, address, entity type and jurisdiction of organization of each Company, the number of issued and outstanding shares (or other equity interests) of such Company and Borrower’s (or other Company’s) percentage ownership of each other Company.

7.3  Authorization, Compliance, and No Default.  The execution and delivery by each Company of the Loan Documents to which it is a party and each Company’s performance of its obligations under the Loan Documents are within such Company’s organizational powers, have been duly authorized, do not violate any of its organizational documents, and do not violate any Law or Material Agreement by which such Company is bound.

7.4  Enforceability.  Each Loan Document has been executed and delivered by each Company which is a party to it, and the Loan Documents are enforceable against each Company in accordance with their respective terms, except as enforceability may be limited by applicable Debtor Relief Laws and general principles of equity.

7.5  Litigation.  Except as disclosed on Schedule 7.5, no Company is subject to, or aware of the threat of, any Litigation involving any Company which, (a) purports to affect or pertain to this Agreement, any other Loan Document, or any of the transactions contemplated by the Loan Documents, or (b) if determined adversely to any Company could reasonably be expected to result in a Material Adverse Event.

7.6  Taxes.  All Tax returns of each Company required to be filed have been timely filed (or extensions have been granted) and all Taxes imposed upon any Company that are due and payable have been paid before delinquency, other than Taxes which are being contested in good faith by lawful proceedings diligently conducted, against which reserve or other provision required by GAAP has been made.

7.7  Environmental Matters.  No facility of any Company is used for, or to the knowledge of any Company has been used for, storage, treatment, or disposal of any Hazardous Substance in violation of any applicable Environmental Law, other than violations that individually or collectively would not constitute a Material Adverse Event.  Except for the items disclosed to Lender in writing prior to the Closing Date, no Company knows of any environmental condition or circumstance adversely affecting its assets, properties, or operations that could reasonably be expected to result in a Material Adverse Event.

7.8  Ownership of Assets; Intellectual Property.  Each Company has (a) indefeasible title to its real property, (b) a vested leasehold interest in all of its leased property, and (c) good and marketable title to its personal property, all as reflected on the Current Financials (except for property that has been disposed of as permitted by Section 9.9).  Each Company is conducting its business without infringement or claim of infringement of any license, patent, copyright, service mark, trademark, trade name, trade secret or other intellectual property right of others, other than any infringements or claims that, if successfully asserted against or determined adversely to any Company, could not, individually or collectively, reasonably be expected to result in a Material Adverse Event.

7.9  Liens.  No Lien exists on any asset of any Company, other than Permitted Liens.

7.10    Debt.  No Company is an obligor on any Debt, other than Permitted Debt.

7.11    Insurance.  The Companies maintain the insurance required under Section 8.6.

7.12    Place of Business; Real Property.  The location of each Company’s place of business or chief executive office is set out on Schedule 7.12.  The books and records of each Company are located at its place of business or chief executive office.  Except for the locations set out on Schedule 7.12, Borrower has no ownership, leasehold, or other interest in real estate.

7.13    Purpose of Credit Facilities.

(a) Borrower will use the proceeds of the Revolving Credit Facility for its working capital and general corporate purposes.

(b) Borrower will use the proceeds of the Term Facility to acquire the Properties.

(c) No part of the proceeds of any Loan will be used, directly or indirectly, for a purpose that violates any Law, including the provisions of Regulation U.

7.14    Transactions with Affiliates.  Except as disclosed on Schedule 7.14, no Company is a party to a material agreement or transaction with any of its Affiliates (excluding other Companies), other than transactions in the ordinary course of business and upon fair and reasonable terms not materially less favorable than it could obtain or could become entitled to in an arm’s-length transaction with a Person that was not its Affiliate.

7.15    Financial Information.  Each material fact or condition relating to the Loan Documents or the Companies’ financial condition, business, property, or prospects has been disclosed to Lender in writing.  All financial and other information supplied to Lender is sufficiently complete to give Lender accurate knowledge of each Company's financial condition, including all material contingent liabilities.  Since the date of the most recent financial statement provided to Lender, there has been no material adverse change in the business condition (financial or otherwise), operations or properties of the Companies.

7.16    Material Agreements and Funded Debt.  No Company is a party to any Material Agreement, other than the Loan Documents and the Material Agreements described on attached Schedule 7.16.  No Company has breached or is in default under any Material Agreement or Funded Debt obligation.

7.17    ERISA.

(a) Each Employee Plan (i) (other than a multiemployer plan) is in compliance in all material respects with the applicable provisions of ERISA, the Tax Code and other federal or state law, and (ii) has received a favorable determination letter from the IRS and to the best knowledge of Borrower, nothing has occurred which would cause the loss of such qualification.

(b) Borrower has fulfilled its material obligations, if any, under the minimum funding standards of ERISA and the Tax Code with respect to each Employee Plan, and has not incurred any liability with respect to any Employee Plan under Title IV of ERISA.

(c) There is no Litigation (including by any Governmental Authority), and there has been no prohibited transaction or violation of the fiduciary responsibility rules, with respect to any Employee Plan which is or could reasonably be expected to be a Material Adverse Event.

(d) With respect to any Employee Plan subject to Title IV of ERISA: (i) no reportable event has occurred under Section 4043(c) of ERISA for which the PBGC requires 30 day notice, (ii) no action by Borrower or any ERISA Affiliate to terminate or withdraw from any Employee Plan has been taken and no notice of intent to terminate a Employee Plan has been filed under Section 4041 of ERISA, and (iii) no termination proceeding has been commenced with respect to a Employee Plan under Section 4042 of ERISA, and, to the best knowledge of Borrower, no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

SECTION 8 AFFIRMATIVE COVENANTS.  So long as Lender is committed to make any Loan under this Agreement, and thereafter until the Obligation is paid in full, each Company agrees as follows:

8.1  Items to be Furnished.  Borrower shall cause the following to be furnished to Lender:

(a) Promptly after preparation, and no later than 90 days after the last day of each fiscal year of Borrower beginning with the fiscal year ending December 31, 2008, audited financial statements (including statements of operations, stockholders’ equity, and cash flows and a balance sheet) showing the consolidated financial condition and results of operations of the Companies as of, and for the year ended on, that last day, setting out, in each case, in comparative form the figures for the previous fiscal year and accompanied by:

(i) the opinion of a firm of independent certified public accountants satisfactory to Lender, based on an audit using generally accepted auditing standards, that the financial statements were prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial condition and results of operations of Companies, and

(ii) a Compliance Certificate with respect to such financial statements to be delivered under this clause (a), calculating and certifying as to the Companies’ compliance with the financial covenants under this Agreement.

(b) Promptly after preparation, and no later than 45 days after the last day of each March, June, September and December unaudited financial statements (including statements of operations, stockholders’ equity, and cash flows and a balance sheet) showing the consolidated financial condition and results of operations of the Companies for the prior quarter and for the period from the beginning of the current fiscal year to the last day of that quarter, accompanied by a Compliance Certificate, with respect to such financial statements to be delivered under this clause (b), calculating and certifying as to the Companies’ compliance with the financial covenants under this Agreement and certifying that no Default or Potential Default exists.

(c) Within 20 days after the end of each month, a Borrowing Base Certificate (with supporting information, including supporting schedules, accounts payable and accounts receivable agings and other information as Lender reasonably requests, in each case to be delivered concurrently therewith) certifying as to the Borrower’s Borrowing Base.

(d) Notice, promptly after any Company receives notice of, or otherwise becomes aware of, (i) the institution of any Litigation involving any Company for which the monetary amount at issue is greater than $250,000, individually, or $250,000 in the aggregate, (ii) any liability or alleged liability under any Environmental Law arising out of, or directly affecting, the properties or operations of such Company, (iii) any substantial dispute with any Governmental Authority, (iv) the incurrence of any material contingent Debt other than performance guaranties in respect of contracts entered into by any Company in the ordinary course of its business, and (v) a Default or Potential Default, specifying the nature thereof and what action each Company has taken, is taking, or proposes to take.

(e) Promptly after preparation, but no later than 10 days after the date of filing, a completed tax return of Borrower, together with a certificate of Responsible Officer of Borrower certifying as to the dividends or distributions declared or made in respect of the calendar year covered by such tax return.

(f) To the extent it is not part of the Borrower’s consolidated tax return, promptly after preparation, but no later than 10 days after the date of filing, a completed tax return of each Guarantor.

(g) Concurrently with the occurrence of (i) such change, notify Lender of any change in the name, legal structure, place of business, or chief executive office of any Company, or (ii) any acquisition or creation of a Subsidiary by any Company, notify Lender that any Person has become a Subsidiary of such Company.

(h) Promptly upon reasonable request by Lender, information and documents not otherwise required to be furnished under the Loan Documents respecting the business affairs, assets and liabilities of the Companies.

8.2  Books, Records, Inspections, and Field Audits.  Each Company shall maintain books, records, and accounts necessary to prepare the financial statements required by Section 8.1.  Upon reasonable notice (not less than 2 Business Days), each Company shall allow Lender (or its Representatives) during business hours or at other reasonable times to inspect each Company’s properties and examine, audit, and make copies of books and records.  If any of the Companies’ properties, books or records are in the possession of a third party, the applicable Company shall authorize that third party to permit Lender or its Representatives to have access to perform inspections or audits and to respond to Lender's requests for information concerning such properties, books and records.  Lender may discuss, from time to time, any of the Companies’ affairs, conditions and finances with its directors, officers, and certified public accountants.  Each Company shall permit Lender to perform (or engage an third party to perform) a field audit of Borrower’s operations, inventory, accounts receivables, accounts payable, and other assets once each year; provided that while a Default exists, Lender may perform (or engage an third party to perform) a field audit at any time.

8.3  Taxes.  Each Company will promptly pay when due any and all Taxes, other than Taxes which are being contested in good faith by lawful proceedings diligently conducted, against which reserve or other provision required by GAAP has been made, and in respect of which levy and execution of any Lien are stayed.

8.4  Compliance with Laws.  Each Company shall comply in all material respects of the requirements of all Laws (including fictitious or trade name statutes) and all orders, writs, injunctions and decrees applicable to it or its business or property, except in such instances in which (a) such requirement is deemed contested in good faith by lawful proceedings diligently conducted, against which reserve or other provision required by GAAP has been made, and (b) the failure to comply would not result in a Material Adverse Event.

8.5  Maintenance of Existence, Assets, and Business.  Except as otherwise permitted by Section 9.6, each Company will (a) maintain its existence and good standing in its state of organization and its authority to transact business and good standing in all other jurisdictions where the nature and extent of its business and properties require due qualification and good standing, (b) maintain all licenses, permits and franchises necessary for its business where failure to do so is a Material Adverse Event, and (c) keep all of its assets that are useful in and necessary to its business in good working order and condition (ordinary wear and tear excepted) and make all necessary repairs and replacements.

8.6  Insurance.  Each Company shall maintain insurance with responsible and reputable insurance companies or associations concerning its property and business against casualties and contingencies and of the types and amounts customarily maintained by similar businesses (including coverage for contractual liability and product liability).  Each policy shall provide for at least 30 days prior notice to Lender of any cancellation thereof, and insurance policies covering the tangible property comprising the Collateral.  Upon Lender’s request, Borrower shall deliver to Lender a certificate of insurance listing all insurance in force.

8.7  Environmental Laws.  Each Company shall (a) conduct its business so as to comply with (i) all applicable Environmental Laws, and (ii) the requirements of any purchase agreement under which it acquired any Property, (b) promptly take corrective action to remedy any violation of any Environmental Law, and (c) immediately notify Lender of any claims or demands in excess of $100,000 by any Governmental Authority or Person with respect to any Environmental Law or Hazardous Substance.

8.8  ERISA.  Promptly during each year (a) pay contributions adequate to meet at least the minimum funding standards under ERISA with respect to each and every Employee Plan, (b) file each annual report required to be filed pursuant to ERISA in connection with each Employee Plan for each year, and (c) notify Lender within 10 days of the occurrence of any reportable event under Section 4043(c) of ERISA that might constitute grounds for termination of any capital Employee Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any Employee Plan.

8.9  Use of Proceeds.  Borrower shall use the proceeds of any Loan or LC only for the purposes represented in this Agreement.

8.10    Application of Insurance and Eminent Domain Proceeds.

(a) Lender and each Company agree (i) that all Insurance Proceeds shall be paid by the insurers directly to Lender (as loss payee or additional insured), and (ii) to cause all Eminent Domain Proceeds to be paid by the condemning Governmental Authority directly to Lender.

(b) If any Insurance Proceeds or Eminent Domain Proceeds are paid to any Company, such Insurance Proceeds or Eminent Domain Proceeds shall be received only in trust for Lender, shall be segregated from other funds of the Companies and shall promptly be paid over to Lender in the same form as received (with any necessary endorsement).

(c) Notwithstanding anything to the contrary in this Section 8.10, reimbursement under any liability insurance maintained by any Company may be paid directly to the Person who incurred the liability, cost, or expense covered by such insurance.

(d) Any Eminent Domain Proceeds arising from the Properties or Insurance Proceeds arising from losses incurred by Borrower shall be applied first to the Term Facility and second, to the Revolving Credit Facility, and third to Cash Collateralize LC Exposure, with the excess, if any, payable to Borrower.

(e) Notwithstanding anything in this Agreement to the contrary, Borrower may retain the first $100,000 of Insurance Proceeds or Eminent Domain Proceeds paid to Borrower under this Agreement and use such proceeds to repair or replace damaged property or for working capital purposes.

8.11    New Subsidiaries.  Each Company shall promptly cause each newly created or acquired Subsidiary to comply with Section 6.

8.12    Expenses.  Borrower shall promptly pay upon demand (a) all reasonable costs, fees and expenses paid or incurred by Lender (including those incurred under Section 6) in connection with the negotiation, preparation, delivery and execution of any Loan Document, and any related or subsequent amendment, waiver, or consent (including in each case, the reasonable fees and expenses of Lender’s counsel), (b) all due diligence, closing, and post-closing costs including filing fees, recording costs, lien searches, corporate due diligence, third-party expenses, appraisals (if required), title insurance (if required), environmental surveys, annual field audits, and other related due diligence, closing and post-closing costs and expenses, and (c) all costs, fees and expenses of Lender incurred in connection with the enforcement of the Loan Documents or the exercise of any rights arising under the Loan Documents or the negotiation, workout, or restructure and any action taken in connection with any Debtor Relief Laws (including in each case, the reasonable fees and expenses of Lender’s counsel), all of which shall be a part of the Obligation and shall accrue interest, if not paid upon demand, at the Default Rate until repaid.

8.13    Maintenance of Cash Management Agreement.  Borrower shall at all times maintain a Cash Management Agreement established in compliance with Section 5.1 (or an alternate treasury management arrangement acceptable to Lender).

8.14    Further Assurances.  Each Company shall take such action as Lender may reasonably request to carry out the intent of this Agreement and the terms of the Loan Documents (including to perfect and protect its security interests and Liens or comply with applicable Laws), including executing, acknowledging, authorizing, delivering or recording or filing additional instruments or documents or obtaining and delivering new or updated surveys, appraisals, title commitments, or environmental site assessments.  Because Borrower agrees that Lender’s remedies at Law for failure of Borrower to comply with the provisions of this Section 8.14 would be inadequate and that failure would not be adequately compensable in damages, Borrower agrees that the covenants of this Section 8.14 may be specifically enforced.

SECTION 9  NEGATIVE COVENANTS.  So long as Lender is committed to make any Loan or issue any LC under this Agreement, and thereafter until the Obligation is paid in full, each Company agrees as follows:

9.1  Debt.  No Company may create, incur, or permit any Debt except Permitted Debt.  The Funded Debt permitted under clause (i) of the defined term “Permitted Debt”, shall be pari passu in right of payment with the Obligation, and the Liens which secure such Funded Debt shall be pari passu in right of priority with the Liens which secure the Obligation.

9.2  Liens.  No Company shall create, incur, or permit any Lien upon any of its assets, except Permitted Liens.  No Company shall enter into any agreement (other than the Loan Documents) prohibiting the creation or assumption of any Lien upon its assets or revenues or prohibiting or restricting the ability of any Company to amend or otherwise modify this Agreement or any other Loan Document.

9.3  Compliance.  No Company may violate the provisions of any Laws applicable to it, any agreement to which it is a party, or the provisions of its organizational documents, if such violations individually or collectively would constitute a Material Adverse Event.  No Company will modify, repeal, replace or amend any provision of its organizational or governing documents in any manner which would be adverse to the interests of Lender.

9.4  Loans and Investments.

(a) No Company may extend credit to any other Person, other than (i) existing extensions of credit disclosed to Lender in writing, (ii) extensions of credit among the Companies which have recourse liability for the Obligation, (iii) extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to Persons which are not Affiliates, (iv) demand deposit accounts maintained in the ordinary course of business, (v) expense accounts for employees in the ordinary course of business which do not, in the aggregate, at any time exceed $50,000, (vi) extensions of credit that do not exceed an aggregate amount of $20,000 outstanding at any one time, and (vii) Permitted Investments.

(b) No Company may make any investment in, or purchase or commit to purchase any equity interests in, any other Person, other than Permitted Investments.

9.5  Dividends.  No Company may (a) declare or make any dividend or other distribution (other than (i) dividends or distributions declared or made by such Company wholly in the form of its capital stock, (ii) dividends or distributions by a Company to Borrower, and (iii) [Borrower may from time to time make cash distributions to its shareholders if no Default exists prior to or after giving effect to any such distribution,] (b) retire, redeem, purchase, withdraw, or otherwise acquire any equity interests in such Company (including the purchase of warrants or other options to acquire such interests), or (c) declare or make any distribution of assets to the holders of its equity interests (in that capacity), whether in cash, assets, or in its obligations.  No Company may enter into or permit to exist any arrangement or agreement (other than this Agreement) that prohibits it from paying dividends or making other distributions.

9.6  Acquisition, Mergers, and Dissolutions.

(a) Except as provided in this Section 9.6, no Company may (whether in one transaction or a series of transactions) (i) acquire all or any substantial portion of the stock issued by, equity interest in, voting interest in, or assets of, any other Person, (ii) merge or consolidate with any other Person, (iii) liquidate, wind up or dissolve (or suffer any liquidation or dissolution), (iv) suspend operations, or (v) acquire any Subsidiaries.

(b) Any Company may merge or consolidate with, or acquire stock issued by, equity interest in, or assets of, another Company (and, in the case of such merger or consolidation or, in the case of the conveyance or distribution of all of such assets, the non-surviving or selling entity, as the case may be, may be liquidated, wound up or dissolved); provided that, if the surviving entity is a Guarantor it shall comply with Section 6 and if Borrower is a party to such merger or consolidation, Borrower must be the surviving entity.

9.7  Assignment.  No Company may assign or transfer any of its rights, duties or obligations under any of the Loan Documents.

9.8  Fiscal Year and Accounting Methods.  No Company may change its fiscal year or its method of accounting (other than immaterial changes in methods or as required by GAAP).

9.9  Sale of Assets.  No Company may make any Disposition or enter into any agreement to make any Disposition, except (a) Dispositions in the ordinary course of business, (b) Dispositions of  (i) obsolete or worn out assets, (ii) assets which are no longer needed in such Company’s business, (iii) inventory in the ordinary course of business, or (iv) delinquent accounts receivable in the ordinary course of business for purposes of collection; provided that, all of the consideration of each such Disposition is cash, and (c) to the extent permitted by Section 9.6.

9.10    New Businesses.  No Company may engage in any business except the business in which it is engaged as of the Closing Date.

9.11    Transactions with Affiliates.  Except as disclosed on Schedule 7.14, no Company may enter into any Material Agreement or any material transaction with any of its Affiliates, provided that, any Company may enter into a Material Agreement or any material transaction with any of its Affiliates if (a) such transaction is in the ordinary course of business, and (b) is on fair and reasonable terms not materially less favorable to such Company than such Company could obtain in an arms’ length transaction with a Person that was not an Affiliate.

9.12 Payroll Taxes

.  No Company may use any portion of the proceeds of any Loan to pay the wages of employees, unless a timely payment to or deposit with the appropriate Governmental Authority of all amounts of Tax required to be deducted and withheld with respect to such wages is also made.

9.13    Prepayment of Debt.  No Company may voluntarily prepay principal of, or interest on, any Debt, other than the Obligation, if a Default or Potential Default exists or would result after giving effect to such payment.  No Company may prepay, repurchase, redeem or defease Subordinated Debt (other than Subordinated Debt listed on Schedule 9.13) prior to the irrevocable payment and performance in full of the Obligation without the prior written consent of Lender.

SECTION 10 FINANCIAL COVENANTS.  So long as Lender is committed to make any Loan or issue any LC under this Agreement, and thereafter until the Obligation is paid in full, the Companies agree as follows:

10.1  Leverage Ratio.  The Leverage Ratio may not at any time be greater than 2.50 to 1.00.  The foregoing covenant shall be calculated and tested quarterly, as of the last day of each quarter, beginning with the quarter ending March 31, 2009.

10.2  Fixed Charge Coverage Ratio.  The Fixed Charge Coverage Ratio may not at any time be less than 1.50 to 1.00.  The foregoing covenant shall be calculated and tested quarterly, as of the last day of each quarter, beginning with the quarter ending March 31, 2009.

10.3  Tangible Net Worth.  The Tangible Net Worth may not at any time be less than an amount equal to the sum of (a) $20,000,000 , plus (b) 50% of the Companies’ net income, if positive, after provision for Taxes, for each whole or partial fiscal year completed after the Closing Date.  The foregoing Tangible Net Worth covenant shall be calculated and tested quarterly as of the last day of each quarter, beginning March 31, 2009.

For the three quarters ending March 31, 2009, the Leverage Ratio and the Fixed Charge Coverage Ratio shall be calculated by multiplying their respective constituent components for such periods by 4/3.  For the quarter ending June 30, 2009, and each quarter thereafter, the Leverage Ratio and the Fixed Charge Coverage Ratio shall be calculated for the four immediately preceding quarters.

SECTION 11 DEFAULT

.  The term “Default” means the occurrence of any one or more of the following events:

11.1  Payment of Obligation.  The failure of any Company to pay any part of the Obligation within 2 days after the date when it becomes due and payable under the Loan Documents.

11.2  Covenants.  The failure of any Company to punctually and properly perform, observe and comply with:

(a) Any covenant, agreement, or condition contained in (i) Sections 6.1, 6.3, 8.2, 8.6, 8.8, 8.9, or 8.10 and such failure continues for 10 days or (ii) Sections 9 and 10, or

(b) Any other covenant, agreement, or condition contained in any Loan Document, (other than the covenants to pay the Obligation as set out in Section 11.1 above, the covenants in clause (a) preceding and as set out below in this Section 11), and such failure continues for 30 days.

11.3  Debtor Relief.  Any Company (a) voluntarily seeks, consents to, or acquiesces in the benefit of any Debtor Relief Law, other than a voluntary liquidation or dissolution permitted by Section 9.6, (b) becomes a party to or is made the subject of any proceeding provided for by any Debtor Relief Law (other than as a creditor or claimant), and (i) the petition is not controverted within 10 days and is not dismissed within 60 days, or (ii) an order for relief is entered under Title 11 of the United States Code, (c) makes an assignment for the benefit of creditors, or (d) fails (or admits in writing its inability) to pay its debts generally as they become due.

11.4  Judgments.  Any Company fails, within 30 days after entry, to pay, bond or otherwise discharge any (a) a final non-appealable judgment or arbitration award for the payment of money in the amount exceeding $250,000 (individually or in the aggregate and net of applicable insurance if the insurer has accepted coverage) or (b) one or more non-monetary judgments that could be, or could reasonably be expected to be, individually or in the aggregate, a Material Adverse Event, and, in either case enforcement of such judgment or award is not stayed.

11.5  Misrepresentation.  Any representation or warranty made to Lender by any Company or contained in any Loan Document at any time proves to have been incorrect in any material respect when made.

11.6  Default Under Other Agreements.

(a) Except for trade payables in the ordinary course of business, any Company fails to pay when due (after any applicable grace period) any Debt which (individually or in the aggregate) exceeds $100,000, or any default exists under any agreement which permits any Person to cause any Debt which (individually or in the aggregate) exceeds $100,000 to become due and payable by any Company before its stated maturity.

(b) Any Company breaches or defaults under any material term, condition, provision, representation or warranty contained in any Material Agreement, including any agreement with Lender (other than the Loan Documents), and such Company fails for 10 Business Days to commence and thereafter diligently pursue a cure.

11.7  Validity and Enforceability of Loan Documents.  Except in accordance with its terms, any Loan Document at any time after its execution and delivery (a) ceases to be in effect in any material respect or is declared by a Governmental Authority to be null and void, or (b) its validity or enforceability is contested by a Company or a Company denies that it has any further liability or obligations under any Loan Document.

11.8  Swap Agreement.  Notwithstanding Section 11.2(b) above, any Company breaches any provision of any Swap Agreement and the breach is not cured or waived within any applicable grace period.

11.9  Change of Management.  (a) A Change of Management occurs or (b) an agreement, letter of intent, or agreement in principle is executed which by its terms will result in a Change of Management.

11.10    Ownership of Other Companies.  Borrower fails to own, beneficially and of record, with power to vote, 66 2/3% of the issued and outstanding shares of capital stock, partnership interests or other equity interests of any Subsidiary that has executed a Loan Document (except as a result of a transaction permitted by this Agreement).

11.11    Material Adverse Event.  A Material Adverse Event exists.

SECTION 12 RIGHTS AND REMEDIES.

12.1  Remedies Upon Default.

(a) If a Default exists under Section 11.3, the Commitment under this Agreement automatically terminates and the unpaid balance of the Obligation automatically becomes due and payable without any action of any kind.

(b) If a Default exists, Lender may do any one or more of the following:  (i) if the maturity of the Obligation has not already been accelerated under Section 12.1(a), declare the unpaid balance of the Obligation immediately due and payable and to the extent permitted by applicable Law, the Obligation shall accrue interest at the Default Rate; (ii) terminate the Commitment; (iii) reduce any claim to judgment; (iv) exercise the rights of set-off or banker’s Lien under Section 3.9 to the extent of the full amount of the Obligation; (v) require Borrower to Cash Collateralize all LC Exposure; and (vi) exercise any and all other legal or equitable rights afforded by the Loan Documents, the Laws of the State of Texas, or any other applicable jurisdiction.

12.2  Waivers.  To the extent permitted by Law, each Company waives presentment and demand for payment, protest, notice of intention to accelerate, notice of acceleration and notice of protest and nonpayment, and agrees that its liability with respect to all or any part of the Obligation is not affected by any renewal or extension in the time of payment of all or any part of the Obligation, by any indulgence, or by any release or change in any security for the payment of all or any part of the Obligation.

12.3  No Waiver.  No waiver of any Default shall be deemed to be a waiver of any other then-existing or subsequent Default.  No delay or omission by Lender in exercising any right under the Loan Documents will impair that right or be construed as a waiver thereof or any acquiescence therein, nor will any single or partial exercise of any right preclude other or further exercise thereof or the exercise of any other right.  The acceptance by Lender of any partial payment shall not be deemed to be a waiver of any Default then existing.

12.4  Performance by Lender.  If any covenant, duty or agreement of any Company is not performed in accordance with the terms of the Loan Documents, Lender may, but is not obligated to, perform or attempt to perform that covenant, duty or agreement on behalf of that Company (and any amount expended by Lender in its performance or attempted performance is payable on demand, becomes part of the Obligation, and bears interest at the Default Rate from the date of Lender’s expenditure until paid).

12.5  Cumulative Rights.  All rights available to Lender under the Loan Documents are cumulative of, and in addition to, all other rights granted at law or in equity, whether or not the Obligation is due and payable and whether or not Lender has instituted any suit for collection, foreclosure, or other action  in connection with the Loan Documents.

SECTION 13 MISCELLANEOUS.

13.1  Governing Law.  Each Loan Document (other than the Deed of Trust) must be construed, and its performance enforced, under Texas law.

13.2  Invalid Provisions.  If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall engage in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.3  Multiple Counterparts and Facsimile Signatures.  Each Loan Document may be executed in any number of counterparts with the same effect as if all signatories had signed the same document.  All counterparts must be construed together to constitute one and the same instrument.  Loan Documents may be transmitted and signed by facsimile or portable document format (PDF) and shall have the same effect as manually-signed originals and shall be binding on all Companies and Lender.

13.4  Notice.  Unless otherwise provided in this Agreement, all notices or consents required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, or sent by facsimile.  Notices and other communications shall be effective (a) if mailed, upon the earlier of receipt or 5 days after properly addressed, sealed and deposited in the U.S. mail, first class, postage prepaid, return receipt requested, (b) if faxed, when transmitted, or (c) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.  Until changed by notice pursuant to this Agreement, the addresses and facsimile numbers for each party is set out on Schedule 1.  Lender shall be entitled to rely and act upon any notices (including telephonic Loan Requests) purportedly given by or on behalf of Borrower even if (i) such notices were not made in a manner specified in this Section, were incomplete or were not preceded or followed by any other form of notice specified in this Section, or (ii) the terms of the notice, as understood by the recipient, varied from any confirmation of the notice.  Borrower shall indemnify Lender and its Affiliates and representatives from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of Borrower except to the extent of the Lender’s and its Affiliates gross negligence or willful misconduct relating to reliance and action upon any such notices.  All telephonic notices to and other communications with Lender may be recorded by Lender, and each of the parties to this Agreement hereby consents to such recording.

13.5  Binding Effect; Survival.  This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective successors and permitted assigns.  Unless otherwise provided, all covenants, agreements, indemnities, representations and warranties made in any of the Loan Documents survive and continue in effect as long as the Commitment is in effect or the Obligation is outstanding.

13.6  Amendments.  The Loan Documents may be amended, modified, supplemented or be the subject of a waiver only by a writing executed by Lender and Borrower.

13.7  Participants.  Lender may, at any time, sell to one or more Persons (each a “Participant”) participating interests in the Obligation; provided that, (a) Lender remains the holder of the Principal Amount, (b) Lender’s obligations under this Agreement remain unchanged and Lender remains solely responsible for the performance of those obligations, and (c) each Company continues to deal solely and directly with Lender regarding the Loan Documents.  Lender may furnish any information concerning the Companies in its possession from time to time to assignees and Participants (including prospective assignees and Participants), provided that, to the extent applicable, such information is subject to the terms of Section 13.12 hereof.

13.8  Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances.  Each Company’s obligations under the Loan Documents remain in full force and effect until the aggregate Commitment is terminated and the Obligation is paid in full (except for provisions under the Loan Documents which by their terms expressly survive payment of the Obligation and termination of the Loan Documents).  If at any time any payment of the principal of or interest on any Note or any other amount payable by any Company or any other obligor on the Obligation under any Loan Document is rescinded or must be restored or returned upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, the obligations of each Company under the Loan Documents with respect to that payment shall be reinstated as though the payment had been due but not made at that time.

13.9  Waiver of Jury Trial.  Borrower and Lender irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any claim.  This provision is a material inducement for the parties entering into this Agreement and the other Loan Documents.

13.10    Indemnity.  Whether or not the transactions contemplated by this Agreement are consummated, Borrower, jointly and severally, shall indemnify and hold harmless Lender and its Affiliates and representatives (collectively the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements (including reasonable fees and expenses of counsel) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (i) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (ii) any use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Substance on or from any property currently or formerly owned or operated by Borrower, any Subsidiary or any other Company, or any liability in respect of any Environmental Law related in any way to Borrower, or any other Company, or (iv) any actual or prospective Litigation, claim, or investigation relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”), IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE NEGLIGENCE OF THE INDEMNITEE; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.  All amounts due under this Section shall be payable within 10 Business Days after demand.  The agreements in this Section shall survive the termination of the Commitment and the repayment, satisfaction or discharge of the Obligation.

13.11    ENTIRETY.  THE LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS BY THE PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

13.12    Confidentiality.  Lender may not disclose to any Person any material non-public information that is now or in the future required to be furnished to Lender under the express terms of this Agreement or any other Loan Document (“Confidential Information”) without the consent of the Borrower, other than (a) Lender’s Affiliates and their officers, directors, employees, agents, attorneys, and advisors, (b) prospective assignees or Participants, field auditors, appraisers and valuation consultants, or other third parties engaged to assist Lender in connection with its monitoring or evaluation of the  Borrower’s collateral, credit quality, or  financial covenant compliance, (c) as required by any Laws or judicial process, (d) in connection with any Litigation to which the Lender or any of its Affiliates may be a party with notice to the Borrower, (e) in connection with any right or remedy under any Loan Document or (f) as such information has become generally available to the public other than by virtue of a breach of this clause by the Lender or any other Person to whom the Lender has provided such information as permitted by this Section; provided that, to the extent practicable and permitted by applicable Laws, the Lender shall notify the Borrower of any disclosure under clause (c) and shall reasonably cooperate with the Borrower to the extent the Borrower seeks to obtain confidential treatment of such Confidential Information.

13.13    Non-Business Days.  Any payment or action that is due under any Loan Document on a non-Business Day may be delayed until the next-succeeding Business Day.

[Signatures appear on following page.]

EXECUTED as of the day and year set out in the Preamble.

BORROWER: DEEP DOWN, INC., a Nevada corporation

By:	/s/ Eugene L. Buter
Eugene L. Butler
Chief Financial Officer

LENDER: WHITNEY NATIONAL BANK, a national banking association

By:	/s/ Paul W. Cole
Paul W. Cole
Vice President